Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008		2007		2006		2005		2004
	(in millions, except ratio of earnings to fixed charges)

Earnings:
Income from continuing operations before income taxes	$1,431		$1,174		$825		$788		$597
Add:
Interest expense	260		286		286		199		138
Amortization of debt expense	11		10		10		5		7
Interest component of rent expense	58		56		53		41		27

Earnings	$1,760		$1,526		$1,174		$1,033		$769

Fixed charges:
Interest expense	260		286		286		199		138
Amortization of debt expense	11		10		10		5		7
Interest component of rent expense	58		56		53		41		27

Fixed charges	$329		$352		$349		$245		$172

Ratio of earnings to fixed charges	5.4	x	4.3	x	3.4	x	4.2	x	4.5	x